Linktone Announces Management and Board Changes

Beijing, China, May 29, 2009 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment services to consumers in China, today announced that Hary Tanoesoedibjo, currently chairman of the Company’s board, has also been appointed as its Chief Executive Officer and Colin Sung has been appointed as its Deputy Chief Executive Officer and Chief Financial Officer. The Company also announced the resignations of Chief Executive Officer, Michael Guangxin Li, Chief Financial Officer, Jimmy Lai, and Chief Operating Officer, Anthony Chia, effective May 31, 2009. Messrs. Li, Lai and Chia each resigned due to personal reasons and other professional commitments. In addition, Jun Wu and Michael Guangxin Li have resigned as members of the Company’s board of directors due to personal reasons. Mr. Li will continue to serve as an adviser to the Company. The nominating and compensation committee of the Company’s board is committed to identifying qualified individuals to replace Mr. Wu as an independent director of the board.

Commenting on these management and board changes, Mr. Tanoesoedibjo said, “On behalf of the board of directors, I would like to extend our deep appreciation and sincere thanks to Messrs. Li, Lai and Chia for their hard work, dedication and service to the Company. In particular I would like to recognize Mr. Wu, a founder of the Company, who has been a director since year 2001 and an independent director since year 2004. His innovation, industry knowledge, hard work and forward-thinking ideas are most appreciated by the Company. We wish all of these individuals the very best in their future endeavors.”

Mr. Tanoesoedibjo added, “In view of today’s economic environment, we continue to evaluate all areas of our business for opportunities to improve efficiency and effectiveness. There are tremendous opportunities in China and other Southeast Asian markets which we plan to explore to the fullest, and we intend to use a combination of organic growth and strategic transactions, such as mergers and acquisitions, to drive company profitability and strengthen our presence. We are delighted to welcome Colin back to the management team to assist in the leadership of our businesses through expansion strategies, and I believe that his previous experience with the Company has refined his ability as an industry expert. Also, I am confident that his background in finance will be of significant value as we move forward with our strategy of regional expansion.”

Mr. Sung said, “I am very pleased to return to the Company and assume the role of Deputy Chief Executive Officer and Chief Financial Officer, and I look forward to working with the board and the rest of the management team to demonstrate our progress to shareholders in the near future.”

About Linktone Ltd.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into the ASEAN market, including the Indonesian market, and create synergies with MNC; the risk that changes in the Company’s management and board could disrupt its operations; the ability of the Company to recruit and retain suitable members of management and directors; the ability of Linktone to increase profitability through organic growth and/or strategic transactions, including the risk that any future merger and acquisition transactions may not generate the returns anticipated by management and may divert management’s attention from Linktone’s business operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China and any new markets it enters for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships, including its planned strategic cooperation with MNC; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Serena Shi                                                      Brandi Piacente
Linktone Ltd.                                                  The Piacente Group, Inc.
Tel: 86-10-65396802                                      Tel: 212-481-2050
Email: serena.shi@linktone.com                      Email: brandi@thepiacentegroup.com